Exhibit 99.6

PRESS RELEASE

TotalEnergies announces the commencement of trading of its
ordinary shares on the NYSE

Paris, December 8, 2025 - TotalEnergies SE (NYSE: TTE) announces, as of today, December 8, 2025, the commencement of trading of its ordinary shares on the New York Stock Exchange (“NYSE”), replacing the listing of its American Depositary Receipts (“ADRs”).

These ordinary shares trade under the same ticker symbol “TTE” as the one on Euronext and as the former ADR ticker.

On October 30, 2025, the Company had announced the termination of its American Depositary Receipts (“ADRs”) program and the conversion of ADRs into ordinary shares, with each ADR exchangeable for one NYSE-listed ordinary share. As of December 8, 2025, TotalEnergies converted all outstanding ADRs into ordinary shares listed on the NYSE.

You may visit the Investor website section for more information.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Contacts TotalEnergies

Relations Media : +33 (0)1 47 44 46 99 l  presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l  ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Disclaimer :

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995).These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, likely”, “might”, “envisions”; “intends; “anticipates”; “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the risk factors described from time to time in the Company‘s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC..

The continued listing of ordinary shares on the NYSE, as well as the structure to support such listing, remain at the discretion of TotalEnergies’ management, subject to compliance with applicable law and the rules in force on the NYSE, and the maintenance of the contemplated structure to support such listing. Such listing and structure rely on, and may be impacted by changes in, among other things, the maintenance of the structure to support the listing of ordinary shares on the NYSE, including (a) the eligibility of the ordinary shares for clearance and holding in the DTC system, and (b) the continued involvement of certain other intermediaries, including but not limited to a U.S. transfer agent and a French registered intermediary (intermédiaire inscrit), as well the continued ability of the Company to benefit from the provisions of French law applicable to registered intermediaries. The failure of any such intermediaries may impact the eligibility of the ordinary shares for continued deposit and continued listing on the NYSE.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company‘s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document.

Cautionary Note to U.S. Investors — U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier — Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC‘s website sec.gov. U.S. Investors are reminded that we are a French Societas Europaea and therefore the rights of our shareholders under French law, including to participate in shareholder meetings, to propose resolutions at shareholder meetings, voting rights and rights to dividends, and the responsibilities of members of our Board differ from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. Société Générale acts in France as registered intermediary (intermédiaire inscrit) for the account of the owners of the Company‘s ordinary shares registered on the U.S. register in accordance with Articles L. 228.1 et seq. of the French commercial code, and such provisions may result in differences in the exercise of shareholder rights compared to the expectations of U.S. investors. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees, and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.

This communication does not constitute or form part of, and should not be construed as constituting or forming part of, any offer to sell or issue, any invitation to make an investment in, or any solicitation of any offer to purchase or subscribe for, securities of TotalEnergies.